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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 9)*


                               TBC CORPORATION
                               (Name of Issuer)


                                Common Stock
                        (Title of Class of Securities)


                                872180 10 4
                               (CUSIP Number)


          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 5 Pages





                                  13G
 CUSIP NO. 872180 10 4                            Page 2 of 5 Pages




 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Marvin E. Bruce    S. S. ####-##-####

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           Not Applicable                                  (a)
                                                           (b)

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

     NUMBER OF SHARES     5    SOLE VOTING POWER
    BENEFICIALLY OWNED
    BY EACH REPORTING               1,963,210 shares of Common Stock
       PERSON WITH
                          6    SHARED VOTING POWER

                                    - 0 -

                          7    SOLE DISPOSITIVE POWER

                                    1,963,210 shares of Common Stock

                          8    SHARED DISPOSITIVE POWER

                                    - 0 -

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,963,210 shares of Common Stock

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           Not Applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.3%

 12   TYPE OF REPORTING PERSON*

           IN



                     *SEE INSTRUCTION BEFORE FILLING OUT!








   Item 1.

             (a)  Name of Issuer:

                  TBC Corporation

             (b)  Address of Issuer's Principal Executive Offices:

                  4770 Hickory Hill Road
                  Memphis, Tennessee  38141

   Item 2.

             (a)  Name of Person Filing:

                  Marvin E. Bruce

             (b)  Address of Principal Business Office:

                  476 West Racquet Club Place
                  Memphis, Tennessee  38117

             (c)  Citizenship:

                  United States of America

             (d)  Title of Class of Securities:

                  Common Stock

             (e)  CUSIP Number:

                  872180 10 4

   Item 3.   Rules 13d-1(b) or 13d-2(b) Statement.

             Not applicable.

   Item 4.   Ownership.

             The following information concerning ownership of Common Shares is given as of December 31, 1996:

             (a)  Amount Beneficially Owned:

                      7,039 Shares of Common Stock - directly owned

                  1,894,735 Shares of Common Stock - owned by Marvin E. Bruce
                            Living Trust, Marvin E. Bruce, Trustee

                     61,436 Shares of Common Stock - presently exercisable
                            options
                  _________

                  1,963,210 Total


             (b)  Percent of Class:  8.3%

             (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         1,963,210 Shares of Common Stock

                   (ii)  shared power to vote or to direct the vote:

                         -0-

                  (iii) sole power to dispose or to direct the disposition of:

                         1,963,210 Shares of Common Stock

                   (iv) shared power to dispose or to direct the disposition of:

                         -0-

   Item 5.   Ownership of Five Percent or Less of a Class.

             Not applicable.

   Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

   Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.


   Item 8.   Identification and Classification of Members of the Group.

             Not applicable.

   Item 9.   Notice of Dissolution of Group.

             Not applicable.

   Item 10.  Certification.

             Not applicable.


   Signature.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  February 14, 1997         /s/ Marvin E. Bruce
                                 _____________________________
                                    MARVIN E. BRUCE






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